Japan Airlines Corporation

JAL Bldg. 2-4-11, Higashi-shinagawa
Shinagawa-ku, Tokyo140-8605
Tel.: 81-3-5460-3972
Fax:81-3-5460-3974
Email: irdesk@jal.com

[redacted] June 26, 2008

Office of International Corporate Finance
Securities and Exchange Commission

450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

We, Japan Airlines Corporation, a 12g3-2(b) exemptee, File No. 82-122, would like to submit the following documents to your office in accordance with the requirements of its exemption from registration.
For your information, our CIK and CCC numbers are as follows:
CIK: 0001298172
CCC:yn3f$xem

1. Notice of the Sixth Annual General Meeting of Shareholders

This document is enclosed with this letter.
If you have any questions, please do not hesitate to contact us.
Thank you very much for your cooperation in advance.

Yours sincerely,

Fumitake Tsukamoto

Director,
Investor Relations
Japan Airlines Corporation
Tel.: 81-3-5460-3972
Fax: 81-3-5460-3974
fumitake.tsukamoto@jal.com

Etsuo Suzuki

Director,
Investor Relations
Japan Airlines Corporation
Tel.: 81-3-5460-3972
Fax: 81-3-5460-3974
etsuo.suzuki@jal.com

June 25, 2008
To our shareholders

Japan Airlines Corporation

4-11, Higashi-shinagawa 2-chome, Shinagawa-ku, Tokyo, Japan

Haruka Nishimatsu, Representative and President

Notice of the Sixth Annual General Meeting of Shareholders

This is to inform you of items reported and resolutions approved, as detailed below, at the Sixth Annual General Meeting of Shareholders of Japan Airlines Corporation, held this day.

Reporting Items

1. Business report, consolidated balance sheet and consolidated statement of operations, and reports on the consolidated financial statements by the external corporate auditors and the board of corporate auditors for the sixth term (from April 1, 2007 to March 31, 2008)
2. Balance sheet and statement of operations for the sixth term (April 1, 2007 to March 31, 2008)

This report deals with items 1. and 2. above

RESOLUTIONS

1. Appointment of 15 Directors

The following 15 new directors have been appointed, and have begun their duties, in line with the original proposal

(Reappointed)

Haruka Nishimatsu
Katsuhiko Nawano
Tetsuya Takenaka
Kiyoshi Kishida
Toshio Annaka
Shunichi Saito

Masaaki Haga
Kimio Hiroike
Masato Uehara
Teruo Harafuji
Shigemi Kurusu
Kiyofumi Kamijo

(New appointments)
Kunio Hirata
Yoshimasa Kanayama
Kunio Ishihara

Kiyofumi Kamijo and Kunio Ishihara are external directors.

END